The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated February 28, 2013.
Preliminary Pricing Supplement No. K265
To the Underlying Supplement dated November 19, 2012,
Product Supplement No. AK-I dated March 23, 2012,
Prospectus Supplement dated March 23, 2012 and
Prospectus dated March 23, 2012
Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-180300-03 February 28, 2013
Financial Products	$ 5.75 Year Callable Daily Range Accrual Securities due December 27, 2018 Linked to the Performance of the Russell 2000® Index
General
•
The securities are designed for investors who are mildly bearish, neutral or mildly bullish on the Underlying. Investors should, if the Underlying declines by more than 20%, be willing to lose up to 80% of their investment. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•
The securities will provide Contingent Coupon payments, if any, that will vary depending on the performance of the Underlying during the term of the securities. Contingent Coupon payments, if any, will be paid monthly in arrears at a rate per annum equal to (i) the Applicable Rate, which is expected to be 6.0% (to be determined on the Trade Date), multiplied by (ii) the number of Accrual Days in the applicable Observation Period divided by the number of Non-Disrupted Days in such Observation Period, subject to Early Redemption. Contingent Coupons will be calculated on a 30/360 basis.

•
The Issuer may redeem the securities, in whole but not in part, on any Contingent Coupon Payment Date scheduled to occur on or after March 27, 2014. No Contingent Coupon will accrue or be payable following an Early Redemption.

•	Senior unsecured obligations of Credit Suisse AG, acting through its Nassau Branch, maturing December 27, 2018.†
•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•
The securities are expected to price on or about March 22, 2013 (the “Trade Date”) and are expected to settle on or about March 27, 2013 (the “Settlement Date”). Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Underlying:
The securities are linked to the performance of the Russell 2000® Index. For more information on the Underlying, see “The Reference Indices—The Russell 2000® Index” in the accompanying underlying supplement. The Underlying is identified in the table below, together with its Bloomberg ticker symbol, Initial Level and Knock-In Level:

Underlying	Ticker	Initial Level*	Knock-In Level	Accrual Barrier
Russell 2000® Index (“RTY”)	RTY
Contingent Coupon Payment Dates:
Contingent Coupons, if any, will be paid monthly in arrears on April 29, 2013, May 28, 2013, June 27, 2013, July 29, 2013, August 27, 2013, September 27, 2013, October 28, 2013, November 27, 2013, December 27, 2013, January 27, 2014, February 27, 2014, March 27, 2014, April 28, 2014, May 27, 2014, June 27, 2014, July 28, 2014, August 27, 2014, September 29, 2014, October 27, 2014, November 28, 2014, December 29, 2014, January 27, 2015, February 27, 2015, March 27, 2015, April 27, 2015, May 27, 2015, June 29, 2015, July 27, 2015, August 27, 2015, September 28, 2015, October 27, 2015, November 27, 2015, December 28, 2015, January 27, 2016, February 29, 2016, March 28, 2016, April 27, 2016, May 27, 2016, June 27, 2016, July 27, 2016, August 29, 2016, September 27, 2016, October 27, 2016, November 28, 2016, December 27, 2016, January 27, 2017, February 27, 2017, March 27, 2017, April 27, 2017, May 30, 2017, June 27, 2017, July 27, 2017, August 28, 2017, September 27, 2017, October 27, 2017, November 27, 2017, December 27, 2017, January 29, 2018, February 27, 2018, March 27, 2018, April 27, 2018, May 29, 2018, June 27, 2018, July 27, 2018, August 27, 2018, September 27, 2018, October 29, 2018, November 27, 2018 and the Maturity Date, subject to the modified following business day convention. No Contingent Coupon will accrue or be payable following an Early Redemption.

Contingent Coupon:
For each $1,000 principal amount of securities you hold, you will be entitled to receive a monthly Contingent Coupon, if any, for each Observation Period on the applicable Contingent Coupon Payment Date, calculated as follows:

$1,000 × [Applicable Rate × (n / N)],

where,
n is the number of Accrual Days during such Observation Period; and
N is the total number of Non-Disrupted Days during such Observation Period.
If on each Non-Disrupted Day during an Observation Period the closing level of the Underlying is equal to or less than the Accrual Barrier, then the Contingent Coupon will be zero, and you will not receive any Contingent Coupon payment on the corresponding Contingent Coupon Payment Date. If on any Non-Disrupted Day during an Observation Period, the closing level of the Underlying is equal to or less than the Accrual Barrier, the Contingent Coupon for that Observation Period, if any, will be less, and possibly significantly less, than $5.00 (to be determined on the Trade Date) per $1,000 principal amount of securities (the maximum possible amount of any monthly Contingent Coupon).

Applicable Rate:	The Applicable Rate is expected to be 6.0% per annum (to be determined on the Trade Date). Contingent Coupons will be calculated on a 30/360 basis.
Accrual Day:	A Non-Disrupted Day on which the closing level of the Underlying is above the Accrual Barrier.
Non-Disrupted Day:	A trading day on which a Market Disruption Event does not occur.
Accrual Barrier:	Expected to be 80.0% of the Initial Level (to be determined on the Trade Date).
Redemption Amount:
If the securities are not subject to Early Redemption, at maturity, you will be entitled to receive a Redemption Amount in cash that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the Underlying Return, calculated as set forth below. Any payment on the securities is subject to our ability to pay our obligations as they become due.

Underlying Return:	•	If the Final Level is equal to or greater than the Initial Level, the Underlying Return will equal zero.
	•	If the Final Level is less than the Initial Level by not more than the Buffer Amount, the Underlying Return will equal zero.
	•	If the Final Level is less than the Initial Level by more than the Buffer Amount, the Underlying Return will be calculated as follows:
Final Level – Initial Level Initial Level	+ Buffer Amount

If the Final Level is less than the Initial Level by more than the Buffer Amount, the Underlying Return will be negative and you will receive less than the principal amount of your securities at maturity. You could lose up to $800 per $1,000 principal amount.

Investing in the securities involves a number of risks. See “Selected Risk Considerations” in this pricing supplement and “Risk Factors” beginning on page PS-4 of the accompanying product supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per security	$1,000.00	$	$
Total	$	$	$
(1) Certain fiduciary accounts may pay a purchase price of at least $970.00 per $1,000 principal amount of securities, and CSSU will forgo any fees with respect to such sales.
(2) We or one of our affiliates may pay varying discounts and commissions of up to $30.00 per $1,000 principal amount of securities. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.
The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.
The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse
March , 2013	(continued on next page)

(continued from previous page)

Early Redemption:
Prior to the Maturity Date, the Issuer may redeem the securities in whole, but not in part, on any Contingent Coupon Payment Date scheduled to occur on or after March 27, 2014 upon notice on or before the relevant Early Redemption Notice Date at 100% of the principal amount of the securities, together with the Contingent Coupon, if any, payable on that Contingent Coupon Payment Date.

Early Redemption Notice Dates:
Notice of Early Redemption will be provided prior to the relevant Contingent Coupon Payment Date on or before March 24, 2014, April 23, 2014, May 21, 2014, June 24, 2014, July 23, 2014, August 22, 2014, September 24, 2014, October 22, 2014, November 24, 2014, December 23, 2014, January 22, 2015, February 24, 2015, March 24, 2015, April 22, 2015, May 21, 2015, June 24, 2015, July 22, 2015, August 24, 2015, September 23, 2015, October 22, 2015, November 23, 2015, December 22, 2015, January 22, 2016, February 24, 2016, March 22, 2016, April 22, 2016, May 24, 2016, June 22, 2016, July 22, 2016, August 24, 2016, September 22, 2016, October 24, 2016, November 22, 2016, December 21, 2016, January 24, 2017, February 22, 2017, March 22, 2017, April 24, 2017, May 24, 2017, June 22, 2017, July 24, 2017, August 23, 2017, September 22, 2017, October 24, 2017, November 21, 2017, December 21, 2017, January 24, 2018, February 22, 2018, March 22, 2018, April 24, 2018, May 23, 2018, June 22, 2018, July 24, 2018, August 22, 2018, September 24, 2018, October 24, 2018 or November 21, 2018, as applicable.

Buffer Amount:	Expected to be approximately 20% (to be determined on the Trade Date)
Initial Level:*	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Observation Periods:
There are 69 monthly Observation Periods. The first Observation Period will be from but excluding the Trade Date to and including the first Observation Date. Each subsequent Observation Period will be from but excluding an Observation Date to and including the next following Observation Date.

Observation Dates:†
April 24, 2013, May 22, 2013, June 24, 2013, July 24, 2013, August 22, 2013, September 24, 2013, October 23, 2013, November 22, 2013, December 23, 2013, January 22, 2014, February 24, 2014, March 24, 2014, April 23, 2014, May 21, 2014, June 24, 2014, July 23, 2014, August 22, 2014, September 24, 2014, October 22, 2014, November 24, 2014, December 23, 2014, January 22, 2015, February 24, 2015, March 24, 2015, April 22, 2015, May 21, 2015, June 24, 2015, July 22, 2015, August 24, 2015, September 23, 2015, October 22, 2015, November 23, 2015, December 22, 2015, January 22, 2016, February 24, 2016, March 22, 2016, April 22, 2016, May 24, 2016, June 22, 2016, July 22, 2016, August 24, 2016, September 22, 2016, October 24, 2016, November 22, 2016, December 21, 2016, January 24, 2017, February 22, 2017, March 22, 2017, April 24, 2017, May 24, 2017, June 22, 2017, July 24, 2017, August 23, 2017, September 22, 2017, October 24, 2017, November 21, 2017, December 21, 2017, January 24, 2018, February 22, 2018, March 22, 2018, April 24, 2018, May 23, 2018, June 22, 2018, July 24, 2018, August 22, 2018, September 24, 2018, October 24, 2018, November 21, 2018 and December 21, 2018.

Valuation Date:†	December 21, 2018
Maturity Date:†	December 27, 2018
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546T2U4
* In the event that the closing level for the Underlying is not available on the Trade Date, the Initial Level for the Underlying will be determined on the immediately following trading day on which a closing level is available.
† The determination of the closing level for the Underlying on each Observation Date is subject to postponement if such date is not a trading day or as a result of a market disruption event, as described herein under “Market Disruption Events.” The Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event, as described in the accompanying product supplement under “Description of the Securities—Market disruption events.” The Contingent Coupon Payment Dates including the Maturity Date are subject to postponement, each as described herein, if such date is not a business day or if the determination of the closing level on the corresponding Observation Date, or the Valuation Date, as applicable, is postponed because such date is not a trading day or an underlying business day, as applicable, or as a result of a market disruption event.
You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Securities

You should read this pricing supplement together with the underlying supplement dated November 19, 2012, the product supplement dated March 23, 2012, the prospectus supplement dated March 23, 2012 and the prospectus dated March 23, 2012, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement dated November 19, 2012: http://www.sec.gov/Archives/edgar/data/1053092/000095010312006212/dp34349_424b2-eus.htm

•	Product supplement No. AK-I dated March 23, 2012: http://www.sec.gov/Archives/edgar/data/1053092/000095010312001507/dp29507_424b2-aki.htm

•	Prospectus supplement and Prospectus dated March 23, 2012: http://www.sec.gov/Archives/edgar/data/1053092/000104746912003186/a2208088z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the product supplement and “Selected Risk Considerations” in this pricing supplement, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Hypothetical Redemption Amounts at Maturity and Contingent Coupon Payments on the Securities

Table 1 and examples below illustrate hypothetical Redemption Amounts payable at maturity on a $1,000 investment in the securities for a range of hypothetical examples assuming that the securities are not redeemed prior to maturity and a Buffer Amount of 20%. The examples are intended to illustrate hypothetical calculations of only the Redemption Amount and do not illustrate the calculation or payment of any individual Contingent Coupon, if any. The Redemption Amounts set forth below are provided for illustration purposes only. The actual Redemption Amount applicable to a purchaser of the securities will be based on the Final Level determined on the Valuation Date. Any payment on the securities is subject to our ability to pay our obligations as they become due. The numbers appearing in the following table and examples below have been rounded for ease of analysis.

TABLE 1: Hypothetical Redemption Amounts Payable at Maturity.

Percentage Change in Underlying Level	Underlying Return	Redemption Amount
100.00%	0.00%	$1,000.00
90.00%	0.00%	$1,000.00
80.00%	0.00%	$1,000.00
70.00%	0.00%	$1,000.00
60.00%	0.00%	$1,000.00
50.00%	0.00%	$1,000.00
40.00%	0.00%	$1,000.00
30.00%	0.00%	$1,000.00
20.00%	0.00%	$1,000.00
10.00%	0.00%	$1,000.00
0.00%	0.00%	$1,000.00
−10.00%	0.00%	$1,000.00
−20.00%	0.00%	$1,000.00
−30.00%	−10.00%	$900.00
−40.00%	−20.00%	$800.00
−50.00%	−30.00%	$700.00
−60.00%	−40.00%	$600.00
−70.00%	−50.00%	$500.00
−80.00%	−60.00%	$400.00
−90.00%	−70.00%	$300.00
−100.00%	−80.00%	$200.00

The following examples illustrate how the Redemption Amount is calculated.

Example 1: The Final Level represents an increase of 50% from the Initial Level. Because the Final Level is equal to or greater than the Initial Level, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 principal amount of securities.

Example 2: The Final Level represents a decrease of 10% from the Initial Level. Because the Final Level is is less than the Initial Level by not more than the Buffer Amount of 20%, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 principal amount of securities.

Example 3: The Final Level represents a decrease of 50% from the Initial Level. Because the Final Level is less than the Initial Level by more than the Buffer Amount of 20%, the Redemption Amount payable at maturity is calculated as follows:

Underlying Return	=	[(Final Level - Initial Level) / Initial Level] + Buffer Amount
	=	−50% + 20%
	=	−30%
Redemption Amount	=	$1,000 × (1 + Underlying Return)
	=	$1,000 × (1 − 0.30)
	=	$700.00

Table 2 below illustrates hypothetical Contingent Coupon payments on a $1,000 investment in the securities for a single hypothetical Observation Period. Table 2 below assumes that the Applicable Rate is 6.0% per annum (to be determined on the Trade Date) and the hypothetical Observation Period has 22 Non-Disrupted Days. The Contingent Coupon payments set forth below are provided for illustration purposes only. The actual Contingent Coupon payments applicable to a purchaser of the securities will depend on the Applicable Rate and on the number of Non-Disrupted Days and Accrual Days during each Observation Period. Any payment on the securities is subject to our ability to pay our obligations as they become due. The numbers appearing in the following table have been rounded for ease of analysis.

TABLE 2: Hypothetical Contingent Coupon Payment for a Single Hypothetical Observation Period.

Number of Accrual Days	Contingent Coupon Rate Per Annum*	Monthly Contingent Coupon Payment Per $1,000 Principal Amount of Securities
22	6.00%	$5.00
18	4.91%	$4.09
14	3.82%	$3.18
10	2.73%	$2.27
6	1.64%	$1.36
2	0.55%	$0.45
0	0.00%	$0.00
*Calculated as:
[Applicable Rate × (n / N)]
where,
n is the number of Accrual Days during such Observation Period; and
N is the total number of Non-Disrupted Days during such Observation Period.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — You may receive less at maturity than you originally invested in the securities, excluding any accrued or unpaid Contingent Coupon payments. If the Final Level is less than the Initial Level by more than the Buffer Amount of 20%, you will lose 1% of your principal for each 1% decline in the Final Level as compared to the Initial Level beyond the Buffer Amount. You could lose up to $800 per $1,000 principal amount of securities. Any payment on the securities is subject to our ability to pay our obligations as they become due.

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THE SECURITIES WILL NOT PAY MORE THAN THE PRINCIPAL AMOUNT, PLUS ANY ACCRUED AND UNPAID CONTINGENT COUPON, AT MATURITY OR UPON EARLY REDEMPTION — The securities will not pay more than the principal amount, plus accrued and unpaid Contingent Coupon, if any, at maturity or upon early redemption. If the Final Level is greater than the Initial Level, you will not participate in the appreciation of the Underlying. Assuming the term of the securities is exactly 5.75 years, the maximum amount payable with respect to the securities is expected to be $1,345.00 (to be determined on the Trade Date) for each $1,000 principal amount of the securities.

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THE SECURITIES DO NOT PROVIDE FOR REGULAR FIXED INTEREST PAYMENTS — Unlike conventional debt securities, the securities do not provide for regular fixed interest payments. The amount of Contingent Coupon payments you receive over the term of the securities, if any, will depend on the performance of the Underlying during the term of the securities. The annual rate for any monthly Contingent Coupon depends on the number of Non-Disrupted Days during the relevant Observation Period on which the closing level of the Underlying is above the Accrual Barrier. If on any Non-Disrupted Day during an Observation Period the closing level of the Underlying is equal to or less than the Accrual Barrier, the Contingent Coupon for that Observation Period, if any, will be less, and possibly significantly less, than $5.00 (to be determined on the Trade Date) per $1,000 principal amount of securities (the maximum possible amount of any monthly Contingent Coupon). For example, if on each Non-Disrupted Day during an Observation Period the closing level of the Underlying is equal to or less than the Accrual Barrier, then the Contingent Coupon will be zero, and you will not receive any Contingent Coupon payment on the corresponding Contingent Coupon Payment Date. There can be no assurance that you will receive a Contingent Coupon payment on any Contingent Coupon Payment Date or as to the rate per annum on any Contingent Coupon payments you do receive. The securities are not a suitable investment for investors who require regular fixed income payments, since the Contingent Coupon payments are variable and may be zero.

•
ANY CONTINGENT COUPON PAYMENT FOR ANY OBSERVATION PERIOD WILL DEPEND ON THE CLOSING LEVEL OF THE UNDERLYING DURING THE OBSERVATION PERIOD — The Contingent Coupon payment for an Observation Period will be reduced for every Non-Disrupted Day on which the closing level of the Underlying is not above the Accrual Barrier, and if the closing level of Underlying is not above the Accrual Barrier for the entirety of any such Observation Period, you will not receive any Contingent Coupon payment for that Observation Period. As a result, the return on the securities (the effective yield to maturity) may be less than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other debt securities of ours.

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THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Although the return on the securities will be based on the performance of the Underlying, the payment of any amount due on the securities, including any applicable Contingent Coupon payments, early redemption payment or payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the securities and, therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

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THE SECURITIES ARE SUBJECT TO A POTENTIAL EARLY REDEMPTION, WHICH WOULD LIMIT YOUR ABILITY TO ACCRUE CONTINGENT COUPONS OVER THE FULL TERM OF THE SECURITIES —The securities are subject to a potential early redemption. Prior to maturity, the securities may be redeemed on any Contingent Coupon Payment Date scheduled to occur on or after March 27, 2014, upon notice on or before the relevant Early Redemption Notice Date. If the securities are redeemed prior to the Maturity Date, you will be entitled to receive the principal amount of your securities and any accrued but unpaid Contingent Coupon payable on such Contingent Coupon Payment Date. In this case, you will lose the opportunity to continue to accrue and be paid Contingent Coupons from the date of Early Redemption to the scheduled Maturity Date. If the securities are redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that yield as much interest as the securities.

•
THE SECURITIES ARE LINKED TO THE RUSSELL 2000® INDEX AND ARE SUBJECT TO THE RISKS ASSOCIATED WITH SMALL-CAPITALIZATION COMPANIES — The Russell 2000® Index is composed of equity securities issued by companies with relatively small market capitalization. These equity securities often have greater stock price volatility, lower trading volume and less liquidity than the equity securities of large-capitalization companies, and are more vulnerable to adverse business and economic developments than those of large-capitalization companies. In addition, small-capitalization companies are typically less established and less stable financially than large-capitalization companies. These companies may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products. Therefore, the Russell 2000® Index may be more volatile than it would be if it were composed of equity securities issued by large-capitalization companies.

•
THE OCCURENCE OF A MARKET DISRUPTION EVENT MAY ADVERSELY AFFECT YOUR RETURN — If a market disruption event occurs during any Observation Period (other than on the Observation Date included in such Observation Period), the total number of Non-Disrupted Days during such Observation Period will be reduced. Any such reduction in the number of Non-Disrupted Days during such Observation Period will magnify the relative weighting of any day on which the closing level of the Underlying is equal to or less than the Accrual Barrier relative to the total number of Non-Disrupted Days during such Observation Period. Under these circumstances, your Contingent Coupon payment could be less than if a market disruption event had not occurred.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your securities, the original issue price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

•
LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

•
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the levels of the Underlying on any day during any Observation Period, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Underlying;

o	the time to maturity of the securities;

o	the Early Redemption feature, which is likely to limit the value of the securities;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o
geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the components comprising the Underlying, or markets generally and which may affect the levels of the Underlying; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•
NO OWNERSHIP RIGHTS RELATING TO THE UNDERLYING — Your return on the securities will not reflect the return you would realize if you actually owned the equity securities comprising Underlying. The return on your investment, which is based on the percentage change in the Underlying, is not the same as the total return you would receive based on the purchase of the equity securities that comprise the Underlying.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlying.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the securities at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in the accompanying product supplement.

Historical Information

The following graph sets forth the historical performance of the Underlying on the closing levels of the Underlying from January 1, 2008 through February 26, 2013. The closing level of the Underlying on February 26, 2013 was 900.05. We obtained the closing levels below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

The historical levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on any day during the term of the securities, including on the Valuation Date. We cannot give you assurance that the closing level of the Underlying will be above the Accrual Barrier on any day or that the Final Level will remain above the Knock-In Level. Any payment on the securities is subject to our ability to pay our obligations as they become due.

For additional information about the Russell 2000® Index, see the information set forth under “The Reference Indices—The Russell 2000® Index” in the accompanying underlying supplement.

Market Disruption Events

If the calculation agent determines that on any Observation Date, a market disruption event (as defined in the accompanying product supplement under “Description of the Securities—Market disruption events—For an equity-based reference index”) exists or if such day is not a trading day (as defined in the accompanying product supplement under “Description of the Securities—Certain definitions”), then the determination of the closing level for the Underlying on such Observation Date will be postponed to the first succeeding trading day on which the calculation agent determines that no market disruption event exists, unless the calculation agent determines that a market disruption event exists on each of the five trading days immediately following such Observation Date. In that case, the closing level for the Underlying on such Observation Date will be determined as of the fifth succeeding trading day following such Observation Date (such fifth trading day, the “calculation date”), notwithstanding the market disruption event, and the calculation agent will then determine the closing level for the Underlying on that calculation date in accordance with the formula for and method of calculating the Underlying last in effect prior to the commencement of the market disruption event using exchange traded prices on the relevant exchanges (as determined by the calculation agent in its sole discretion) or, if trading in any component comprising the Underlying has been materially suspended or materially limited, its good faith estimate of the prices that would have prevailed on such exchanges (as determined by the calculation agent in its sole discretion) but for the suspension or limitation, as of the valuation time on that calculation date, of each component comprising the Underlying (subject to the provisions described under “Description of the Securities—Changes to the calculation of a reference index” in the accompanying product supplement).

If the determination of the closing level for the Underlying on an Observation Date is postponed as a result of a market disruption event as described above to a date on or after the corresponding Contingent Coupon Payment Date, then such corresponding Contingent Coupon Payment Date will be postponed to the business day following the latest date to which such determination is so postponed.

If the Valuation Date is postponed as a result of a market disruption event as described in the accompanying product supplement or because the scheduled Valuation Date is not an underlying business day, then the Maturity Date will be postponed to the fifth business day following the latest Valuation Date.

Material U.S. Federal Income Tax Considerations

The following discussion summarizes material U.S. federal income tax consequences of owning and disposing of the securities that may be relevant to holders of the securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds a security as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of the securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of the securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, the characterization of the securities is not certain. Due to the terms of the securities and the uncertainty of the tax law with respect to characterization of the securities, our special tax counsel, Orrick, Herrington & Sutcliffe LLP, is unable to opine on the characterization of the securities for U.S. federal income tax purposes. The possible alternative characterizations and risks to investors of such characterizations are discussed below. Based on the advice of our special tax counsel, we intend to treat the securities, for U.S. federal income tax purposes, as a prepaid financial contract, with respect to the underlying, that is eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid financial contract, the balance of this discussion assumes that the securities will be so treated.

Alternative Characterizations of the Securities

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might characterize a security as a notional principal contract (an “NPC”). In general, payments on an NPC are accrued ratably (as ordinary income or deduction, as the case may be) over the period to which they relate income regardless of an investor’s usual method of tax accounting. Payments made to terminate an NPC (other than perhaps a final scheduled payment) are capital in nature. Deductions for NPC payments may be limited in certain cases. Certain payments under an NPC may be treated as U.S. source income. The IRS could also seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. It is also possible that the IRS would assert that the securities constitute debt instruments that are “contingent payment debt instruments” that are subject to special tax rules under the applicable Treasury regulations governing the recognition of income over the term of your securities. If the securities were to be treated as contingent payment debt instruments, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The characterization of securities as contingent payment debt instruments under these rules is likely to be adverse. You should consult your tax advisor regarding the possible tax consequences of characterization of the securities as contingent payment debt instruments. Alternatively, the IRS might assert that the securities constitute a “constructive ownership transaction,” in which case, under Code section 1260, all or a portion of your gain, if any, from the securities would be recharacterized as ordinary income, and you would be required to pay additional tax calculated by reference to interest on the tax on such recharacterized income. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above, a U.S. Holder will treat any coupon payment received in respect of a security as ordinary income includible in such U.S. Holder’s income in accordance with the U.S. Holder’s method of accounting. If the security provides for the payment of the redemption amount in cash based on the return of the underlying, upon receipt of the redemption amount of the securities from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. If the security provides for the payment of the redemption amount in physical shares or units of the underlying, the U.S. Holder should not recognize any gain or loss with respect to the security (other than with respect to cash received in lieu of fractional shares or units, as described below). A U.S. Holder should have a tax basis in all physical shares or units received (including for this purpose any fractional shares or units) equal to its tax basis in the security (generally its cost). A U.S. Holder’s holding period for any physical shares or units received should start on the day after the delivery of the physical shares or units. A U.S. Holder should generally recognize short-term capital gain or loss with respect to cash received in lieu of fractional shares or units in an amount equal to the difference between the amount of such cash received and the U.S. Holder’s basis in the fractional shares or units, which should be equal to the U.S. Holder’s basis in all of the reference shares or units (including the fractional shares or units), multiplied by a fraction, the numerator of which is the fractional shares or units and the denominator of which is all of the physical shares or units (including fractional shares or units).

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security (generally its cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition.

Securities Held Through Foreign Accounts

Under the “Hiring Incentives to Restore Employment Act” (the “Act”) and recently proposed regulations, a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to foreign financial institutions (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. “Withholdable payments” include (1) payments of interest (including original issue discount), dividends, and other items of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, and (2) gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. “Passthru payments” generally are certain payments attributable to withholdable payments. The Act also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial United States owners) to withhold tax at a rate of 30%. We will treat payments on the securities as withholdable payments for these purposes.

Withholding under the Act described above will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a United States owned foreign entity and the identity of any substantial United States owners of such entity. Pursuant to the proposed regulations, the Act’s withholding regime generally will apply to (i) withholdable payments (other than gross proceeds of the type described above) made after December 31, 2013, (ii) payments of gross proceeds of the type described above with respect to a sale or disposition occurring after December 31, 2014, and (iii) passthru payments made after December 31, 2016. Additionally, the provisions of the Act discussed above generally will not apply to obligations (other than an instrument that is treated as equity for U.S. tax purposes or that lacks a stated expiration or term) that are outstanding on January 1, 2013. Thus, if you hold your securities through a foreign financial institution or foreign corporation or trust, a portion of any of your payments made after December 31, 2013 may be subject to 30% withholding.

Non-U.S. Holders Generally

The U.S. withholding tax consequences of any coupon payment in respect of the securities is uncertain. Given the uncertainty, we will withhold U.S. income tax at a rate of 30% on any coupon payment. It may be possible for a holder of the securities that is not a U.S. Holder (a “Non-U.S. Holder”) to take the position that some or all of a coupon payment is exempt from the 30% U.S. withholding tax or subject to a reduced withholding tax rate under an applicable tax treaty. Any Non-U.S. Holder taking the position that a coupon payment is exempt from the 30% withholding tax or eligible for a reduced rate of U.S. withholding tax may seek a refund or credit of any excess amounts withheld by us by filing an appropriate claim for refund with the IRS.

In the case of a Non-U.S. Holder that has no connection with the United States other than holding its securities, payment of the redemption amount by us in respect to the securities (except to the extent of the coupon payments) will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met. Any effectively connected gains described in clause (1) above realized by a Non-U.S. Holder that is, or is taxable as, a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

Substitute Dividend and Dividend Equivalent Payments

The Act and recently proposed and temporary regulations treat a “dividend equivalent” payment as a dividend from sources within the United States. Under the Act, unless reduced by an applicable tax treaty with the United States, such payments generally will be subject to U.S. withholding tax. A “dividend equivalent” payment is (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a “specified notional principal contract” that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii). Proposed regulations provide criteria for determining whether a notional principal contract will be a specified notional principal contract, effective for payments made after December 31, 2012.

Proposed regulations address whether a payment is a dividend equivalent. The proposed regulations provide that an equity-linked instrument that provides for a payment that is a substantially similar payment is treated as a notional principal contract for these purposes. An equity-linked instrument is a financial instrument or combination of financial instruments that references one or more underlying securities to determine its value, including a futures contract, forward contract, option, or other contractual arrangement. Although it is not certain, an equity-linked instrument could include instruments treated as indebtedness for U.S. federal income tax purposes. The proposed regulations consider any payment, including the payment of the purchase price or an adjustment to the purchase price, to be a substantially similar payment (and, therefore, a dividend equivalent payment) if made pursuant to an equity-linked instrument that is contingent upon or determined by reference to a dividend (including payments pursuant to a redemption of stock that gives rise to a dividend) from sources within the United States. The rules for equity-linked instruments under the proposed regulations will be effective for payments made after the rules are finalized. Where the securities reference an interest in a fixed basket of securities or a “customized index,” each security or component of such basket or customized index is treated as an underlying security in a separate notional principal contract for purposes of determining whether such notional principal contract is a specified notional principal contract or an amount received is a substantially similar payment.

We will treat any portion of a payment on the securities that is substantially similar to a dividend as a dividend equivalent payment, which will be subject to U.S. withholding tax unless reduced by an applicable tax treaty and a properly executed IRS Form W-8 (or other qualifying documentation) is provided. Investors should consult their tax advisors regarding whether payments on the securities constitute dividend equivalent payments.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

In Notice 2008-2, the IRS and the Treasury Department stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual. Additionally, unofficial statements made by IRS officials have indicated that they will soon be addressing the treatment of prepaid forward contracts in proposed regulations.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax advisor regarding Notice 2008-2 and its possible impact on you.

Information Reporting Regarding Specified Foreign Financial Assets

The Act and temporary and proposed regulations generally require individual U.S. Holders (“specified individuals”) and “specified domestic entities” with an interest in any “specified foreign financial asset” to file an annual report on IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets is greater than $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year. Certain individuals are permitted to have an interest in a higher aggregate value of such assets before being required to file a report. The proposed regulations relating to specified domestic entities apply to taxable years beginning after December 31, 2011. Under the proposed regulations, “specified domestic entities” are domestic entities that are formed or used for the purposes of holding, directly or indirectly, specified foreign financial assets. Generally, specified domestic entities are certain closely held corporations and partnerships that meet passive income or passive asset tests and, with certain exceptions, domestic trusts that have a specified individual as a current beneficiary and exceed the reporting threshold. Specified foreign financial assets include any depository or custodial account held at a foreign financial institution; any debt or equity interest in a foreign financial institution if such interest is not regularly traded on an established securities market; and, if not held at a financial institution, (1) any stock or security issued by a non-U.S. person, (2) any financial instrument or contract held for investment where the issuer or counterparty is a non-U.S. person, and (3) any interest in an entity which is a non-U.S. person.

Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder. Specified domestic entities are not required to file Form 8938 until the proposed regulations are final. Penalties apply to any failure to file IRS Form 8938. Additionally, in the event a U.S. Holder (either a specified individual or specified domestic entity) does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your own tax advisor as to the possible application to you of this information reporting requirement and related statute of limitations tolling provision.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. You can claim a credit against your U.S. federal income tax liability for amounts withheld under the backup withholding rules, and amounts in excess of your liability are refundable if you provide the required information to the IRS in a timely fashion. A holder of the securities may also be subject to information reporting to the IRS with respect to certain amounts paid to such holder unless it (1) is a Non-U.S. Holder and provides a properly executed IRS Form W-8 (or other qualifying documentation) or (2) otherwise establishes a basis for exemption.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU. The distribution agreement provides that CSSU is obligated to purchase all of the securities if any are purchased.

CSSU proposes to offer the securities at the offering price set forth on the cover page of this pricing supplement and may receive varying underwriting discounts and commissions of up to $30.00 per $1,000 principal amount of securities and will forgo fees for sales to fiduciary accounts. CSSU may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. If all of the securities are not sold at the initial offering price, CSSU may change the public offering price and other selling terms.

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the securities more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent for this offering, CSSU, is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities.

For further information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Credit Suisse